UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35095

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

United Community Banks, Inc. 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

United Community Banks, Inc.
125 Highway 515 East
Blairsville, GA 30512

UNITED COMMUNITY BANKS, INC.

401(K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018

(with Report of Independent Registered Public Accounting Firm)

235 Peachtree Street NE Suite 1800 Atlanta, GA 30303	404 588 4200 wipfli.com

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator and Plan Participants
United Community Banks, Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the United Community Banks, Inc. 401(k) Plan (the “Plan”) as of December 31, 2019, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.

In forming our opinion on the supplemental schedule in the accompanying schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2020.

June 26, 2020
Atlanta, Georgia

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator, and Plan Participants of United Community Banks, Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of United Community Banks, Inc. 401(k) Plan (the Plan) as of December 31, 2018 and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Porter Keadle Moore, LLC

We have served as the Plan’s auditor since 1994.

Atlanta, Georgia
June 26, 2019

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets:
Cash	$1,458	$5
Investments at fair value:
Common stock of United Community Banks, Inc.	6,993,925	5,827,023
Stable value common trust fund	7,700,935	7,120,418
Shares of registered investment company mutual funds	129,630,277	103,401,252
Total investments	144,325,137	116,348,693
Receivables:
Accrued dividends	39,382	43,440
Total receivables	39,382	43,440
Total assets	144,365,977	116,392,138
Liabilities:
Other payables	178,367	237,943
Total liabilities	178,367	237,943
Net assets available for benefits	$144,187,610	$116,154,195

See accompanying notes to financial statements.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019

Additions to net assets attributed to:
Investment returns:
Interest and dividends	$5,948,399
Net appreciation in fair value of investments	20,744,625
Total investment returns	26,693,024

Contributions:
Employer match	5,265,250
Employee deferrals	9,735,950
Employee rollovers and other	2,056,898
Total contributions	17,058,098
Total additions	43,751,122

Deductions from net assets attributed to:
Distributions paid to participants	15,467,001
Administrative expenses	242,333
Other	8,373
Total deductions	15,717,707

Increase in net assets available for benefits	28,033,415
Net assets available for plan benefits:
Beginning of year	116,154,195
End of year	$144,187,610

See accompanying notes to financial statements.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Notes to Financial Statements

(1)	Description of the Plan

The following description of United Community Banks, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Employees of the Company participating in the Plan are entitled to make contributions to the Plan in amounts ranging from 2% to 75% of their annual base salary and commissions, subject to mandated maximum limitations. Effective March 1, 2018, the Company matches 100% of participant deferral contributions up to 5% of the participant’s annual base salary and commissions for those who have completed at least one year of service. The Company may also make an additional discretionary contribution in any Plan year. No discretionary contribution was made for the 2019 Plan year. Contributions are subject to certain limitations. The Plan provides for automatic participant deferral contributions of 5% of compensation on behalf of each eligible employee who does not affirmatively elect against automatic contributions.

Effective January 1, 2020, the Company, with the approval of the Compensation Committee of the Board of Directors, amended the Plan to be a safe harbor plan. Under safe harbor provisions, the Company is required to provide a matching contribution and participants are immediately 100% vested in the Company's safe harbor matching contributions. Under the safe harbor amendment the Company will continue to match 100% of participant deferral contributions up to 5% of the participant’s annual base salary and commissions for those who have completed at least one year of service. Additionally, on an annual basis, the Company will provide a true-up safe harbor matching contribution, as necessary, to ensure participants receive the maximum safe harbor matching contribution for each plan year. A true-up safe harbor matching contribution would be made in the event the safe harbor matching contributions made to a participant's account throughout the year are less than the maximum amount that could have been made based on the participant's contributions for the full plan year.

Matching contributions made by the Company prior to January 1, 2020 remain subject to the vesting schedule below.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant’s vested account.

Vesting
Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less Than 1	0%
2	33%
3	66%
More Than 3	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing future Company contributions to the Plan.

In-Service Withdrawals
The Plan allows in-service withdrawals for active employees who have attained the age of 59 ½ years. Only one in-service withdrawal may be made by a participant during a calendar year for a minimum amount of $1,000. The Plan also allows for certain hardship withdrawals prior to termination of employment.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Notes to Financial Statements

Payment of Benefits
Upon retirement, a participant is entitled to receive 100% of the vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. Benefits are recorded when paid.

Administrative Expenses
The Plan pays substantially all administrative expenses.

Forfeited Accounts
At December 31, 2019 and 2018, forfeited non-vested accounts approximated $1,000 and $8,000, respectively. These amounts will be used to reduce future Company contributions or to reduce Plan expenses at the discretion of the Plan sponsor.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared using the accrual method of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are carried at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a practical expedient, the fair value of the stable value common trust fund is estimated using the net asset value (“NAV”) per share of the fund. See Note 5 for further information on fair value.

Securities transactions are recorded on the trade date. Interest income is recorded on an accrual basis when it is earned. Dividend income is recorded on the ex-dividend date.

The net returns from investment activity include realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains and losses are calculated as the difference between the current value of securities as of the end of the Plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends on the Company’s common stock and mutual fund shares.

Risks and Uncertainties
The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

See Note 7, Subsequent Events, for further information regarding events and conditions subsequent to year-end that have affected the value of plan assets.

(3)	Tax Status

The Plan obtained its latest determination letter on August 2, 2017, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Notes to Financial Statements

(4)	Party-In-Interest Transactions

During the course of the year, the Plan entered into certain party-in-interest transactions with the Company and T. Rowe Price Trust Company (the “Trustee”).

The Plan holds an investment in the Company's common stock. The Company may declare cash dividends on its common stock on a quarterly basis throughout the year. In 2019, the Plan recorded dividends of approximately $168,000 on its investment in the Company’s stock. Effective January 1, 2015, participants could no longer invest additional funds in the Company’s common stock, although existing balances invested in the Company’s common stock are maintained as Plan assets.

Administrative fees are paid by the Plan to the Trustee, which functions as the trustee, custodian and record keeper for the Plan. The Trustee receives revenue from mutual fund service providers for services provided by the Trustee to the funds. A portion of this revenue is shared with the Plan to offset certain amounts owed to the Trustee for administrative services provided to the Plan in the form of fee credits. Fee credits are included in other contributions on the Statement of Changes in Net Assets Available for Benefits. Gross fees totaled $242,333 for 2019 and are presented on the Statement of Changes in Net Assets Available for Benefits as administrative expenses. The gross fees incurred during 2019 for consulting services and record keeping amounted to $55,914 and $186,419, respectively.

(5)	Fair Value Measurements

In accordance with the fair value hierarchy established by the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 820 (“ASC 820”) Fair Value Measurements and Disclosures, the Plan's assets are measured at fair value and categorized into one of the three levels of the hierarchy as set forth below.

Level 1 Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 Valuation is based upon quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Valuation methodologies applied to investments reported at fair value are as follows:

Common stock: The Company’s common stock trades on the Nasdaq Global Select Market (“Nasdaq”), and its value is based on a quoted market price qualifying it as a Level 1 investment.

Mutual funds: Investments in mutual funds held are stated at fair value based on quoted market prices of the underlying fund securities and are classified as Level 1 investments.

Common collective trust: The stable value common trust fund, a common collective trust which holds indirect investments in fully benefit-responsive investment contracts, is measured at NAV per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value. The Plan’s investment in the stable value fund is not required to be classified within the fair value hierarchy since it is measured at NAV.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis as of the dates indicated.

December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$6,993,925	$—	$—	$6,993,925
Mutual funds	129,630,277	—	—	129,630,277
	$136,624,202	$—	$—	136,624,202
Common collective trust measured at NAV				7,700,935
Total investments at fair value				$144,325,137

December 31, 2018	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$5,827,023	$—	$—	$5,827,023
Mutual funds	103,401,252	—	—	103,401,252
	$109,228,275	$—	$—	109,228,275
Common collective trust measured at NAV				7,120,418
Total investments at fair value				$116,348,693

The following table summarizes the plan's investment in the stable value fund, which uses NAV per share to measure fair value as a practical expedient for the periods presented.

	December 31, 2019
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust	$7,700,935	N/A	Daily	12 months

	December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust	$7,120,418	N/A	Daily	12 months

The common collective trust is a stable value investment trust fund managed by T. Rowe Price (the "Stable Value Fund"), which invests in a variety of investment contracts such as separate account contracts and synthetic investment contracts issued by insurance companies, banks, and other financial institutions and other short-term investments. The objectives of the Stable Value Fund are to maximize current income consistent with the maintenance of principal and to provide benefit-responsive participant withdrawals at contract value. Participants may redeem trust units on a daily basis for withdrawal or transfer of all or a portion of their investment at contract value without restriction.
Events outside the normal operation of the Stable Value Fund that cause a withdrawal from an investment contract may result in a negative market value adjustment, which can limit the ability to transact at contract value with the issuers of its investment contracts. Examples of such events include, but are not limited to, partial or complete legal termination of the Stable Value Fund or a unit holder, tax disqualification of the Stable Value Fund or a unit holder, and certain Stable Value Fund amendments if issuers’ consents are not obtained. According to the Stable Value Fund's annual report, as of December 31, 2019, the occurrence of such an event is not considered to be probable.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Notes to Financial Statements

(6)	Benefits Paid After Year-End and Reconciliation to Form 5500

As of December 31, 2019, there were $37,907 in distributions that were requested prior to the end of the plan year, but were not paid to the participant until 2020.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2019 and 2018:

	December 31,
	2019	2018
Net assets available for benefits as reported in the the financial statements	$144,187,610	$116,154,195
Benefit claims payable	(37,907)	—
Net assets available for benefits as reported in the Form 5500	$144,149,703	$116,154,195

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2019, as reported in the financial statements to the Form 5500:

Change in net assets available for benefits as reported in the financial statements	$28,033,415
Change in benefit claims payable	(37,907)
Change in net assets available for benefits as reported in the Form 5500	$27,995,508

(7)	Subsequent Events

The Plan Administrator has evaluated the effects on the Plan financial statements of events that have occurred subsequent to December 31, 2019 through the date these financial statements were issued. During this period, except for matters noted below, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

The 2019 novel coronavirus (or "COVID-19") outbreak, which was declared a pandemic by the World Health Organization on March 11, 2020, has negatively affected, and may continue to negatively affect, economic activity globally, nationally and locally. Following the COVID-19 outbreak, the values of investment securities, including the Company's common stock and other Plan assets, have been subject to significant volatility. Economic and market conditions and other effects of the COVID-19 outbreak may continue to affect the Plan. The extent of the impact of the COVID-19 outbreak on the Plan’s investments and the amounts reported in the December 31, 2019 statement of net assets cannot be predicted at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was signed into law. The CARES Act, among other things, includes several relief provisions available to tax qualified retirement plans and their participants. Plan management is currently evaluating the impact of the CARES Act on the Plan.

UNITED COMMUNITY BANKS, INC. 401(K) PLAN
Employer Identification Number: 58-1807304, Plan Number: 001
Schedule H, Part IV, Line 4: Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	Identity of issuer or similar party (b)	Description of assets (c)			Cost (d)	Fair Value (e)
*	T. Rowe Price	T. Rowe Price Retirement 2030 Fund	561,753	shares	N/A	$14,549,399
*	T. Rowe Price	T. Rowe Price Growth Stock Fund	177,719	shares	N/A	13,035,710
*	T. Rowe Price	T. Rowe Price Retirement 2025 Fund	617,671	shares	N/A	10,982,196
	PRIMECAP Management Company	PRIMECAP Odyssey Aggressive Growth Fund	235,005	shares	N/A	10,551,705
*	T. Rowe Price	T. Rowe Price Retirement 2020 Fund	439,839	shares	N/A	9,716,034
	Vanguard Funds	Vanguard Institutional Index Fund	33,075	shares	N/A	9,599,418
*	T. Rowe Price	T. Rowe Price Retirement 2035 Fund	434,949	shares	N/A	8,277,079
*	T. Rowe Price	T. Rowe Price Stable Value Common Trust Fund	7,700,935	shares	N/A	7,700,935
*	United Community Banks, Inc.	Common stock	226,487	shares	N/A	6,993,925
*	T. Rowe Price	T. Rowe Price Retirement 2040 Fund	245,054	shares	N/A	6,631,163
	Dimensional Fund Advisors	DFA U.S. Targeted Value I	278,908	shares	N/A	6,465,085
	PIMCO Funds	PIMCO Total Return Bond Fund	575,726	shares	N/A	5,953,007
*	T. Rowe Price	T. Rowe Price Retirement 2045 Fund	282,301	shares	N/A	5,228,213
*	T. Rowe Price	T. Rowe Price Institutional Large Cap Value Fund	218,589	shares	N/A	5,165,263
	American Beacon	American Beacon Stephens Small Cap Growth Fund	183,594	shares	N/A	2,827,354
*	T. Rowe Price	T. Rowe Price Retirement 2050 Fund	178,189	shares	N/A	2,786,874
	Vanguard Funds	Vanguard Mid Cap Index Fund	12,437	shares	N/A	2,744,354
	Harbor Funds	Harbor International Fund	64,385	shares	N/A	2,580,562
*	T. Rowe Price	T. Rowe Price Retirement 2015 Fund	168,691	shares	N/A	2,446,020
*	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	106,855	shares	N/A	1,926,595
	Vanguard Funds	Vanguard Small Cap Index Fund	23,807	shares	N/A	1,889,570
	Vanguard Funds	Vanguard Total Bond Market Index Fund	147,579	shares	N/A	1,630,750
*	T. Rowe Price	T. Rowe Price Retirement 2055 Fund	89,061	shares	N/A	1,416,074
	BlackRock	BlackRock Inflation Protected Bond Fund	112,291	shares	N/A	1,214,992
	Vanguard Funds	Vanguard Total International Stock Index Fund	38,974	shares	N/A	1,164,151
*	T. Rowe Price	T. Rowe Price Retirement 2060 Fund	52,866	shares	N/A	671,398
*	T. Rowe Price	T. Rowe Price Retirement 2005 Fund	12,823	shares	N/A	175,672
*	T. Rowe Price	T. Rowe Price Government Money	1,639	shares	N/A	1,639
						$144,325,137
*	Party-in-interest

(d)	N/A- Value is not applicable due to investment being participant directed.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, Porter Keadle Moore, LLC

23.2	Consent of Independent Registered Public Accounting Firm, Wipfli LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Community Banks, Inc. 401(k) Plan

/s/ Jefferson L. Harralson
Jefferson L. Harralson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: June 26, 2020